                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                             (Amendment No._____)(1)

                                   -----------

                           Packard BioScience Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.002 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   695172-20-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Terrance L. Carlson, Senior Vice President, General Counsel and Clerk
                                PerkinElmer, Inc.
                   45 William Street, Wellesley, Massachusetts
                                 (781) 237-5100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 10)

---------------------                                         ------------------
CUSIP NO. 695172-20-5                    13D                  PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PerkinElmer, Inc.
         I.R.S. Identification No.:  04-2052042
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------
                           7.     SOLE VOTING POWER

                                  0
     NUMBER OF             -----------------------------------------------------
      SHARES               8.     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH                       34,397,355
    REPORTING              -----------------------------------------------------
     PERSON                9.     SOLE DISPOSITIVE POWER
      WITH:
                                  0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,397,355
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 (Page 2 of 10)

ITEM 1.         SECURITY OF THE ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $.002 per share (the "Issuer Common Stock"), of Packard BioScience Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 Research Parkway, Meriden, Connecticut 06450.

ITEM 2.         IDENTITY AND BACKGROUND.

         This statement is being filed by PerkinElmer, Inc., a Massachusetts corporation ("PerkinElmer"). PerkinElmer is a high-technology company operating in four businesses - Life Sciences, Optoelectronics, Instruments and Fluid Sciences. The address of its principal business office is 45 William Street, Wellesley, Massachusetts 02481.

       Attached hereto as Schedule A is a list of the directors and executive officers of PerkinElmer which contains the following information with respect to each such person:

       (a)      name;

       (b)      business address; and

       (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         To the knowledge of PerkinElmer, each person identified in Schedule A hereto is a United States citizen. To the knowledge of PerkinElmer, no person is a controlling stockholder of PerkinElmer.

         During the last five (5) years, neither PerkinElmer nor, to the knowledge of PerkinElmer, any of the directors or executive officers of PerkinElmer identified on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither PerkinElmer nor, to the knowledge of PerkinElmer, any of the directors or executive officers of PerkinElmer identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.         PURPOSE OF TRANSACTIONS.

         On July 13, 2001, PerkinElmer, Pablo Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PerkinElmer, and the Issuer entered into an Agreement and Plan of Merger, dated as of July 13, 2001 (the "Merger Agreement"), pursuant to which Pablo Acquisition Corp. agreed to merge with and into the Issuer (the "Merger").

         In consideration of PerkinElmer's entering into the Merger Agreement, each of the stockholders of the Issuer listed on Schedule B hereto (the "Stockholders") entered into a Voting Agreement, dated as of July 13, 2001, with PerkinElmer (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, the Stockholders agreed to vote an aggregate of 2,374,875 shares of Issuer Common

                                 (Page 3 of 10)

Stock in the respective amounts listed next to their names on Schedule B hereto (the "Shares") in favor of the Merger and on related matters. In connection with the Voting Agreements, PerkinElmer was granted an irrevocable proxy to vote the Shares in favor of the merger and on related matters.

         In addition, and in further consideration of PerkinElmer's entering into the Merger Agreement, Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington") entered into a Stockholder's Agreement, dated as of July 13, 2001, with PerkinElmer (the "PerkinElmer Stockholder's Agreement"). Pursuant to the PerkinElmer Stockholder's Agreement, Stonington agreed to vote the 30,898,890 shares of Issuer Common Stock owned by it of record (the "Stonington Shares") in favor of the Merger and on related matters. In connection with the PerkinElmer Stockholder's Agreement, PerkinElmer was granted an irrevocable proxy to vote the Stonington Shares in favor of the merger and on related matters.

         Finally, Stonington has the power to direct the vote of the 1,123,590 shares of Issuer Common Stock listed on Schedule C hereto (the "Directed Shares") pursuant to a Stockholders' Agreement, dated as of March 4, 1997, among the Issuer, Stonington and certain other stockholders of the Issuer, as amended on June 2, 1997, January 23, 1998 and March 31, 1998. In the PerkinElmer Stockholder's Agreement, Stonington agreed to direct the vote of the Directed Shares in favor of the Merger and on related matters.

         The Merger Agreement provides that, as a result of the Merger, each outstanding share of Issuer Common Stock will be converted into the right to receive 0.311 of a share (the "Exchange Ratio") of the common stock, $1.00 par value per share, of PerkinElmer ("PerkinElmer Common Stock"). Pursuant to the terms of the Merger Agreement, no fractional shares of PerkinElmer Common Stock will be issued in the Merger, and each stockholder of the Issuer who would otherwise be entitled to receive a fractional share of PerkinElmer Common Stock will instead receive a cash amount equal to such fractional part of a share of PerkinElmer Common Stock multiplied by the weighted average of the per share selling price of PerkinElmer Common Stock on the New York Stock Exchange during the ten consecutive trading days ending on the last trading day prior to the Merger. In addition, pursuant to the Merger Agreement, each outstanding option to purchase Issuer Common Stock will be assumed by PerkinElmer (each, an "Assumed Option") at the effective time of the Merger. At the effective time of the Merger, each Assumed Option will become an option to purchase that number of shares of PerkinElmer Common Stock as is equal to the number of shares of Issuer Common Stock subject to such stock option immediately prior to the Merger multiplied by the Exchange Ratio and rounded up to the nearest whole number. The price per share of the Assumed Option will be equal to the exercise price per share of Issuer Common Stock at which such stock option was exercisable immediately prior to the Merger divided by the Exchange Ratio and rounded down to the nearest whole cent.

         At the effective time of the Merger, the certificate of incorporation of the Issuer as in effect at that time shall be amended to provide that the total number of shares of all classes of stock which the Issuer shall have authority to issue will be 1,000, all of which shall consist of common stock, $.01 par value per share, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Issuer immediately after the Merger. In addition, the by-laws of Pablo Acquisition Corp. immediately before the Merger will be amended to change all references to the name of Pablo Acquisition Corp. to refer to the name of the Issuer, and as so amended, such by-laws shall become the by-laws of the Issuer immediately after the Merger. After the Merger, the board of directors of Pablo Acquisition Corp. immediately before the Merger will become the board of directors of the Issuer immediately after the Merger.

                                 (Page 4 of 10)

         The Merger Agreement, the PerkinElmer Stockholder's Agreement and the Voting Agreements may each have the effect of impeding the acquisition of control of the Issuer by any person other than PerkinElmer.

         As a result of the Merger, PerkinElmer expects that the Issuer will request that Issuer Common Stock be delisted from The Nasdaq National Market. Additionally, PerkinElmer expects that the Issuer will file a Form 15 terminating registration of Issuer Common Stock pursuant to the Securities Exchange Act of 1934.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As a result of the Voting Agreements and the PerkinElmer Stockholder's Agreement, PerkinElmer has sole power to control the vote of the Shares and Stonington Shares on the matters related to the Merger, but has no voting power with regard to any other matters. There are an aggregate of 33,273,765 Shares and Stonington Shares, which represent 48.5% of the outstanding shares of Issuer Common Stock.

         As a result of the PerkinElmer Stockholder's Agreement, PerkinElmer, through Stonington, has the sole power to direct the vote with respect to the Directed Shares on the matters related to the Merger, but has no voting power with regard to any other matters. There are an aggregate of 1,123,590 Directed Shares, which represent 1.6% of the outstanding shares of Issuer Common Stock.

         PerkinElmer has no power to dispose of the Shares, the Stonington Shares or the Directed Shares.

         Based on the foregoing, PerkinElmer may be deemed for purposes of
Section 13(d) of the Securities Exchange Act of 1934 to be the beneficial owner of 34,397,355 shares of Issuer Common Stock. The shares of Issuer Common Stock that may be deemed beneficially owned by PerkinElmer for purposes of Section 13(d) of the Securities Exchange Act of 1934 represent approximately 50.1% of the outstanding shares of Issuer Common Stock. This percentage is based upon 68,625,560 shares of Issuer Common Stock outstanding as listed in the Issuer's capitalization representation and warranty in the Merger Agreement.

         Schedule A hereto lists the number of shares of Issuer Common Stock beneficially owned by each party referenced in Item 2, to the best knowledge of PerkinElmer.

         (c) Neither PerkinElmer nor, to the knowledge of PerkinElmer, any person named in Schedule A hereto has effected any transactions in Issuer Common Stock during the past sixty (60) days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The description of the PerkinElmer Stockholder's Agreement, the Voting Agreements and the Merger Agreement and the Merger in Item 4 above are incorporated herein by reference. Other than

                                 (Page 5 of 10)
the PerkinElmer Stockholder's Agreement, the Voting Agreements, the Merger Agreement and the Merger, to the best knowledge of PerkinElmer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as Exhibits to this statement.


EXHIBIT NO.       DESCRIPTION
-----------       -----------

    1 Stockholder's Agreement, dated as of July 13, 2001, between PerkinElmer, Inc. and Stonington Capital Appreciation 1994 Fund, L.P. (Incorporated by reference from PerkinElmer's Current Report on Form 8-K filed on July 18, 2001)

    2 Voting Agreements, dated as of July 13, 2001, between PerkinElmer, Inc. and each of Richard T. McKernan, Virginia J. McKernan, Barbara P. Olcott, Emery G. Olcott, Timothy S. Olcott Trust, Timothy O. White, Jr. and Franklin R. Witney. (Incorporated by reference from the Issuer's Current Report on Form 8-K filed on July 16, 2001)

    3 Merger Agreement, dated as of July 13, 2001, by and among PerkinElmer, Inc., Pablo Acquisition Corp. and Packard BioScience Company. (Incorporated by reference from PerkinElmer's Current Report on Form 8-K filed on July 18,
                  2001)


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Dated:  July 23, 2001

                                     PERKINELMER, INC.


                                     By:  /s/ Terrance L. Carlson
                                         ---------------------------------------
                                          Terrance L. Carlson
                                          Senior Vice President, General Counsel
                                          and Clerk




                                 (Page 6 of 10)

                                   SCHEDULE A

PERKINELMER, INC.

         The name, present principal occupation or employment and beneficial ownership of shares of Issuer Common Stock by each director and executive officer of PerkinElmer is set forth below. Except where indicated otherwise, the business address of each is PerkinElmer, Inc., 45 William Street, Wellesley, Massachusetts 02481.


         DIRECTORS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         BENEFICIAL OWNERSHIP OF SHARES OF
                                                                                                ISSUER COMMON STOCK
                                                                                        -------------------------------------
                                                                                                                SHARES
           NAME/PRESENT PRINCIPAL                                                          SHARES HELD        UNDERLYING
          OCCUPATION OR EMPLOYMENT                        BUSINESS ADDRESS                OUTRIGHT (#)        OPTIONS (#)
-----------------------------------------------------------------------------------------------------------------------------
GREGORY L. SUMME
Chairman of the Board, Chief Executive
Officer and President of PerkinElmer, Inc.                                                       --                --

-----------------------------------------------------------------------------------------------------------------------------
TAMARA J. ERICKSON
President, Consulting for The Concours Group                                                     --                --

-----------------------------------------------------------------------------------------------------------------------------
KENT F. HANSEN
Professor of Nuclear Engineering at the
Massachusetts Institute of Technology                                                            --                --

-----------------------------------------------------------------------------------------------------------------------------
JOHN F. KEANE
Founder and Chairman of the Board of Keane,
Inc.                                                                                             --                --

-----------------------------------------------------------------------------------------------------------------------------
NICHOLAS A. LOPARDO
Vice Chairman of State Street Bank and Trust
Company and Chief Executive Officer of State
Street Global Advisors                                                                           --                --

-----------------------------------------------------------------------------------------------------------------------------
MICHAEL C. RUETTGERS
Executive Chairman of EMC Corporation                                                            --                --

-----------------------------------------------------------------------------------------------------------------------------
GABRIEL SCHMERGEL
Retired Chief Executive Officer and
President of Genetics Institute, Inc.                                                            --                --

-----------------------------------------------------------------------------------------------------------------------------
KENTON J. SICCHITANO
Global Managing Partner - Independence and
Regulatory Affairs of PricewaterhouseCoopers                                                     --                --
LLP
-----------------------------------------------------------------------------------------------------------------------------

                                 (Page 7 of 10)

-----------------------------------------------------------------------------------------------------------------------------
G. ROBERT TOD
Retired Vice Chairman, President and Chief Operating Officer and Director of the
CML Group, Inc.                                                                                 --                 --

-----------------------------------------------------------------------------------------------------------------------------


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          BENEFICIAL OWNERSHIP OF SHARES OF
                                                                                                ISSUER COMMON STOCK
                                                                                        -------------------------------------
           NAME/PRESENT PRINCIPAL                                                                               SHARES
                                                                                           SHARES HELD        UNDERLYING
          OCCUPATION OR EMPLOYMENT                        BUSINESS ADDRESS                  OUTRIGHT (#)        OPTIONS (#)
-----------------------------------------------------------------------------------------------------------------------------
ROBERT F. FRIEL
Senior Vice President and
Chief Financial Officer                                                                         --                 --

-----------------------------------------------------------------------------------------------------------------------------
TERRANCE L. CARLSON
Senior Vice President, General Counsel and
Clerk                                                                                           --                 --

-----------------------------------------------------------------------------------------------------------------------------
RICHARD F. WALSH
Senior Vice President                                                                           --                 --

-----------------------------------------------------------------------------------------------------------------------------
ROBERT A. BARRETT
Senior Vice President                                                                           --                 --

-----------------------------------------------------------------------------------------------------------------------------
PATRIK O. DAHLEN
Senior Vice President                                                                           --                 --

-----------------------------------------------------------------------------------------------------------------------------
JOHN J. ENGEL
Senior Vice President                                                                           --                 --

-----------------------------------------------------------------------------------------------------------------------------
STEPHEN P. DEFALCO
Senior Vice President                                                                           --                 --

-----------------------------------------------------------------------------------------------------------------------------


                                 (Page 8 of 10)

                                   SCHEDULE B

-------------------------------------------------------------------------
STOCKHOLDER                                                    SHARES
-------------------------------------------------------------------------
Richard T. McKernan                                            254,595

-------------------------------------------------------------------------
Virginia J. McKernan                                           239,000

-------------------------------------------------------------------------
Barbara P. Olcott                                              191,250

-------------------------------------------------------------------------
Emery G. Olcott                                              1,320,155

-------------------------------------------------------------------------
Timothy S. Olcott Trust                                        207,250

-------------------------------------------------------------------------
Timothy O. White, Jr.                                           62,625

-------------------------------------------------------------------------
Franklin R. Witney                                             100,000

-------------------------------------------------------------------------
                                                  TOTAL:     2,374,875
-------------------------------------------------------------------------

                                 (Page 9 of 10)

                                   SCHEDULE C

------------------------------------------------------------------------
STOCKHOLDER                                                    SHARES

------------------------------------------------------------------------
Merrill Lynch KECALP L.P. 1997                                 674,150

------------------------------------------------------------------------
Merrill Lynch KECALP L.P. 1994                                 382,025

------------------------------------------------------------------------
Merrill Lynch KECALP Inc. 1997                                  67,415

------------------------------------------------------------------------
                                                  TOTAL:     1,123,590
------------------------------------------------------------------------


                                 (Page 10 of 10)